UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    PHH Corp.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Alan Fournier
                       c/o Pennant Capital Management LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 1, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 6 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 2 of 6 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,758,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   4,758,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,758,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              8.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 3 of 6 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan Fournier
              c/o Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,758,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   4,758,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,758,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              8.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 4 of 6 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on March 22, 2007 by Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital") and Alan Fournier, a United States citizen ("Fournier") (collectively, the "Reporting Persons") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of PHH Corp., a Maryland corporation (the "Issuer"), as amended by Amendment Nos. 1 and 2 to the Schedule 13D, is hereby amended as set forth herein by this Amendment No. 3 to the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND

Paragraph (b) of Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (b) The principal business address for Pennant Capital is 26 Main Street, Suite 203, Chatham, New Jersey 07928. The principal business address for Alan Fournier is c/o Pennant Capital Management, LLC, 26 Main Street, Suite 203, Chatham, New Jersey 07928.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $137.1 million was paid to acquire the shares of Common Stock reported herein.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a-b) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. As of the date hereof, the Funds collectively hold 8.9% of the outstanding shares of Common Stock of the Issuer. Alan Fournier is the managing member of, and thereby controls, Pennant Capital. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Pennant Capital and Alan Fournier disclaims beneficial ownership of shares of Common Stock owned respectively by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. The percentages used herein are based upon the 53,506,822 shares of Common Stock reported to be outstanding as of June 15, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed with the Securities and Exchange Commission on June 27, 2007.

            {c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D on June 20, 2007 is set forth in Appendix I hereto.

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 5 of 6 Pages
----------------------------                        ----------------------------

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Item 7 of the Schedule 13D is hereby amended and restated as follows:

              The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected Since June 20, 2007

Appendix II:  Joint Filing Agreement (previously filed)

Exhibit A:    Letter to the Board of Directors of PHH Corp dated April 30,
              2007 (previously filed)

Exhibit B:    Letter to the Board of Directors of PHH Corp dated June 20,
              2007 (previously filed)

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 6 of 6 Pages
----------------------------                        ----------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 3, 2007

            PENNANT CAPITAL MANAGEMENT LLC

            By: /s/ Alan Fournier
                ---------------------
                Alan Fournier, Managing Member




            /s/ Alan Fournier
            ---------------------
            Alan Fournier

                                   APPENDIX I

                    TRANSACTIONS EFFECTED SINCE June 20, 2007

    (All transactions were regular market transactions effected on The NYSE)


-------------     ---------------              ----------    -----------
Date of           Person                       Amount of      Price per
transaction       effecting                    securities       share
                  transaction                    Bought/        or unit
                                                 (Sold)
-------------     ---------------              ----------    -----------
7/25/07            Offshore                       26,940        29.84
7/25/07            Onshore                         7,350        29.84
7/25/07            Qualified                      16,520        29.84
7/25/07            Spinnaker                       9,770        29.84
7/25/07            Windward LP                    31,220        29.84
7/25/07            Windward Ltd.                  48,200        29.84
7/26/07            Offshore                        9,620        29.11
7/26/07            Onshore                         2,620        29.11
7/26/07            Qualified                       5,900        29.11
7/26/07            Spinnaker                       3,490        29.11
7/26/07            Windward LP                    11,150        29.11
7/26/07            Windward Ltd.                  17,220        29.11
7/27/07            Offshore                        4,810        29.19
7/27/07            Onshore                         1,310        29.19
7/27/07            Qualified                       2,950        29.19
7/27/07            Spinnaker                       1,750        29.19
7/27/07            Windward LP                     5,580        29.19
7/27/07            Windward Ltd.                   8,600        29.19
7/27/07            Offshore                        4,810        29.09
7/27/07            Onshore                         1,310        29.09
7/27/07            Qualified                       2,950        29.09
7/27/07            Spinnaker                       1,750        29.09
7/27/07            Windward LP                     5,580        29.09
7/27/07            Windward Ltd.                   8,600        29.09
7/30/07            Offshore                        3,850        29.71
7/30/07            Onshore                         1,050        29.71
7/30/07            Qualified                       2,360        29.71
7/30/07            Spinnaker                       1,400        29.71
7/30/07            Windward LP                     4,460        29.71
7/30/07            Windward Ltd.                   6,880        29.71
7/31/07            Offshore                        4,810        29.14
7/31/07            Onshore                         1,310        29.14
7/31/07            Qualified                       2,950        29.14
7/31/07            Spinnaker                       1,750        29.14
7/31/07            Windward LP                     5,580        29.14
7/31/07            Windward Ltd.                   8,600        29.14
8/1/07             Offshore                       58,620        27.56
8/1/07             Onshore                        15,960        27.56
8/1/07             Qualified                      35,880        27.56
8/1/07             Spinnaker                      15,060        27.56
8/1/07             Windward LP                    68,520        27.56
8/1/07             Windward Ltd.                 105,960        27.56
8/1/07             Offshore                          630        28.73
8/1/07             Onshore                           170        28.73
8/1/07             Qualified                         380        28.73
8/1/07             Spinnaker                         160        28.73
8/1/07             Windward LP                       730        28.73
8/1/07             Windward Ltd.                   1,130        28.73